                                               Exhibit 40



                  [WLR FOODS, INC. LETTERHEAD]



FOR IMMEDIATE RELEASE               Contact:      Gail Price, Director of
                                                  Corporate Communication
                                      Phone:      703-896-0403


                       KEELER SENDS LETTER TO TYSON



Broadway, Virginia, May 19, 1994 -- WLR Foods Inc. (NASDAQ: WLRF) today released the contents of a letter President and Chief Executive Officer James L. Keeler sent to Don Tyson, chairman of Tyson Foods.

May 19, 1994

Mr. Don Tyson
Chairman, Board of Directors
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

Dear Don:

You surprised me with your call yesterday afternoon suggesting that we get together tomorrow so I could tell you more about WLR Foods. After all these months you haven't offered anything new to our shareholders and yet you still want to meet and obtain more information about WLR Foods. Because WLR Foods is a public company and one of your competitors, I think I gave you all the information I could provide in good conscience during our discussions earlier this year.

As we've told you before, if you make a proposal, WLR Foods will give it full and fair consideration. Even on our call yesterday, I told you I was ready to listen to anything you had to say. You've had almost four months to make a proposal other than the one our shareholders have overwhelmingly rejected. Given the proposal you've made, I don't believe any more meetings between us would be in the best interests of WLR Foods shareholders.

                                    --over--

KEELER SENDS LETTER TO TYSON
May 19, 1994
Page 2

I personally am looking forward to the results of Saturday's meeting. I'll see you then.

Sincerely,



James L. Keeler
President and Chief Executive Officer



WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(R) label and retail ice under the Cassco(R) label. This Fortune 500 company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.


                                      ###